UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 8, 2013 entitled “Arcos Dorados Reports Fourth Quarter & Full Year 2012 Financial Results”
2.	Arcos Dorados Holdings Inc. Consolidated Financial Statements As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 8, 2012

Item1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS

Achieved double-digit organic revenue growth and high single-digit comparable sales expansion for the year and quarter

Buenos Aires, Argentina, March 8, 2013 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2012.

Full Year 2012 Highlights
•
Revenues increased by 3.8% year-over-year to US$ 3,797.4 million, or by 14.2% on an organic basis, as high single-digit comparable sales growth and revenues from new restaurants offset reported revenues lowered by the depreciation of local currencies versus the US dollar

•	Systemwide comparable sales increased by 9.2% year-over-year
•	130 gross new restaurants opened in 2012. Capital expenditures for the year totaled US$ 294.5 million and contributed to the overall restaurant count of 1,948
•	Adjusted EBITDA improved versus the prior year, increasing 0.2% to US$ 340.6 million, or 1.2% on an organic basis
•	Net income was largely unchanged at US$ 114.3 million versus US$ 115.5 million one year ago

Fourth Quarter 2012 Highlights
•	Revenues increased by 5.3% year-over-year to US$ 1,009.7 million or by 13.8% on an organic basis, as strong comparable and new restaurant sales growth outweighed local currency depreciation
•	Systemwide comparable sales increased by 8.6% year-over-year, driven by average check growth

•
Adjusted EBITDA increased by 6.7% to US$ 111.6 million, including special items. Excluding currency translation and special items, Adjusted EBITDA was 4.7% higher year-over-year, despite a continued weak consumption environment in Brazil

•	Net income was US$ 44.2 million compared to US$46.2 million one year ago

“Arcos Dorados’ ability to achieve high single-digit comparable sales growth in 2012 despite negligible economic expansion in our largest market underscores the strength of our brand, operational excellence and our earnings potential as Brazilian consumption recovers. In a soft market environment, we distinguished ourselves through promotional strategies of our iconic products and innovative offerings which resulted in double-digit organic revenue growth and solid market share. The opening of 130 new restaurants in 2012 will drive future earnings by capitalizing on a rapidly growing consumer base with a preference for convenience and away-from-home dining options in Latin America.”

“We expect double-digit top line growth in 2013 as a strong marketing calendar and the largest product portfolio drive traffic and expand market share.  The efficiency improvements we achieved in 2012 will remain a key focus throughout the organization in 2013.”

“Our near 30-year history in the region equips our strong leadership teams with tested marketing strategies and operational expertise that have been honed in tough economic environments. As one of the world’s most iconic brands in an underpenetrated region, the underlying strength and long-term prospects of our business remain indisputable,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2012 Results
Consolidated

	Financial Highlights (Million US$)
	4Q11 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	4Q12 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,840				1,948
Sales by Company-operated Restaurants	917.6		(78.1)	125.7	965.1	5.2%	13.7%
Revenues from franchised restaurants	40.9		(3.4)	7.0	44.5	8.8%	17.0%
Total Revenues	958.5		(81.5)	132.6	1,009.7	5.3%	13.8%
Comparable Sales						8.6%
Adjusted EBITDA	104.6	11.1	(9.0)	4.9	111.6	6.7%	4.7%
Adjusted EBITDA Margin	10.9%				11.1%	1.3%
Net Income attributable to AD	46.2	3.5	(3.9)	(1.7)	44.2	-4.3%	-3.6%
No. of shares outstanding ('000)	209,529				209,529
EPS ($ per share)	0.22				0.21

(4Q12 = 4Q11 + Special items + Currency translation + Organic growth)

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of CAD related awards and other events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items. Management believes organic growth better reflects the underlying growth from the ongoing activities of our business and provides improved comparability of results.

Arcos Dorados’ fourth quarter revenues increased by 5.3% to US$ 1,009.7 million, as organic revenue growth of 13.8% was offset by depreciation of local currencies, mainly in Brazil and SLAD. Strong organic revenues were driven by systemwide comparable sales growth of 8.6% and US$ 57.3 million in constant currency from the net addition of 108 restaurants during the last 12-month period. Brazil and SLAD were strong contributors to revenue growth, with both reporting double-digit increases in organic revenues.

Systemwide comparable sales growth was driven by average check growth. Promotions in the Company’s value platform designed to stimulate traffic outperformed those of the prior-year period.  The Happy Meal promotion during the fourth quarter, including the Pokemon properties performed well.  In the fourth quarter, the Company also held its annual McDonald’s 5K-Women Run.  With over 60,000 participants, it is the biggest woman’s run in Latin America.

Adjusted EBITDA  (US$ million)
Breakdown of main variations contributing to 4Q12 Adjusted EBITDA

Adjusted EBITDA for the fourth quarter was US$ 111.6 million, a 6.7% increase compared to the same period of 2011. Adjusting for special items and currency impact, organic adjusted EBITDA grew by 4.7%.

Special items in both periods consisted of:
•	A gain of US$ 12.0 million in 4Q12 from the recovery of Brazilian tax credits mainly related to certain input costs in prior years
•	A gain of US$ 5.3 million in 4Q11 related to rebates from Venezuelan suppliers
•	A gain in 4Q12 of US$ 1.2 million related to the royalty waiver for Venezuela
•	A charge in 4Q11 of US$ 9.2 million related to the Brazil CIDE tax charge on royalty payments related to prior quarters in 2011
•	A net charge in 4Q12 related to the CAD incentive plan (including the hedging) of US$ 1.7 million. This compares with a gain of US$ 4.4 million in 4Q11

Summary of Special Items:

	4Q 2012	4Q 2011	VAR
Recovery of Brazilian taxes	12.0	0.0	12.0
Gain: Rebates from Venezuela suppliers	0.0	5.3	(5.3)
Royalty waiver - VenezuelaTotal Revenues	1.2	0.0	1.2
Brazilian CIDE charge on royalty payments Adjusted EBITDA	0.0	(9.2)	9.2
CADs net (expense) gain	(1.7	4.4	(6.1)
Special Items impact on Adjusted EBITDA	11.6	0.5	11.1

The Adjusted EBITDA margin as a percentage of total revenues increased by 14 basis points to 11.1% year-over-year in the quarter. With the exception of SLAD, the remaining divisions posted improved margins versus the previous year. In addition, organic G&A (constant currency and excluding special items) as a percentage of revenues decreased for the third consecutive quarter compared to the year-ago period.

Net income attributable to the Company was US$ 44.2 million in the fourth quarter of 2012, compared to US$ 46.2 million in the same period of 2011. The result reflects stable operating results and a decline in income taxes, which was more than offset by lower non-operating results.

Non-operating Results

Non-operating results reflected stable overall funding costs (interest expense plus loss from derivative instruments) despite higher debt levels, as a result of the restructuring process carried out during the last twelve months (please refer to prior releases).  Other non-operating results decreased in 4Q12 when compared to 4Q11. This primarily reflects a gain recorded in 2011 related to the monetary actualization of certain tax credits in Brazil.

Income tax expense for the quarter totaled US$ 15.7 million, resulting in an effective tax rate of 26.2% for the quarter compared to 30.5% in the year-ago period. This lower effective tax rate was primarily the result of the reduction of certain valuation allowances over deferred tax assets in 4Q12.

The Company reported basic earnings per share (EPS) of US$ 0.21 in the fourth quarter of 2012, compared to US$ 0.22 in the previous corresponding period.

Brazil Division
	Financial Highlights (Million US$)
	4Q11 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	4Q12 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	662				731	10.4%
Comparable Sales						6.3%
Revenues	491.1		(69.7)	61.7	483.1	-1.6%	12.6%
Adjusted EBITDA	80.3	21.2	(10.2)	(9.0)	82.3	2.6%	-11.2%

Brazil revenues declined by 1.6% mainly due to a higher average exchange rate as compared to the previous year’s fourth quarter. Excluding the 14.4% average devaluation of the Real, organic revenues grew by 12.6%, driven by systemwide comparable sales growth of 6.3% in the quarter. The overall Brazilian consumption environment remained sluggish. In response, the Company defended traffic through the inclusion of iconic products such as the Big Mac and the addition of the new Gran Verano (“Grand Summer”) sandwich on the GPPP value platform.

The net addition of 69 restaurants during the last 12-month period contributed US$34.8 million to revenues in constant currency during the quarter. The openings brought the year-end restaurant total to 731.

Adjusted EBITDA increased by 2.6% in the fourth quarter 2012. Special items in the quarter included a charge in 4Q11 related the accrual of CIDE tax corresponding to the first nine months of 2011, and the recovery of tax credits from prior periods in 4Q12. Excluding currency translation and special items, the impact of the Real devaluation over dollar denominated costs and higher operating costs resulted in an 11.2% decline in organic Adjusted EBITDA in the quarter.

NOLAD
	Financial Highlights (Million US$)
	4Q11 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	4Q12 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	484				503	3.9%
Comparable Sales						0.5%
Revenues	89.8		3.4	8.3	101.5	13.0%	9.2%
Adjusted EBITDA	4.7	-	0.3	4.1	9.1	92.5%	87.1%

NOLAD’s (Mexico, Panama and Costa Rica) revenues grew by 13.0% or 9.2% on an organic basis, year-over-year. Modest systemwide comparable sales growth of 0.5%, reflected increased competition. Additionally, the net addition of 19 restaurants during the last 12-month period contributed US$ 8.5 million to revenues in constant currency. Restaurant openings were mainly focused on Costa Rica and Panama.

Adjusted EBITDA almost doubled year-over-year to US$ 9.1 million from US$ 4.7 million in the previous corresponding period. On an organic basis, growth was 87.1%. F&P efficiencies together with G&A leverage, among other efficiencies, resulted in an Adjusted EBITDA margin of 9.0% in the quarter.

SLAD
	Financial Highlights (Million US$)
	4Q11 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	4Q12 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	547				575	5.1%
Comparable Sales						16.4%
Revenues	309.9		(14.4)	59.6	355.1	14.6%	19.2%
Adjusted EBITDA	42.2	(4.0)	(2.0)	9.4	45.6	7.9%	22.2%

SLAD’s (Argentina, Venezuela, Colombia, Chile, Perú, Ecuador, and Uruguay) revenues grew by 14.6% and 19.2% on an organic basis compared to the fourth quarter of 2011. Systemwide comparable sales increased by 16.4% and the net addition of 28 restaurants during the last 12-month period contributed US$ 13.5 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased by 7.9% versus the prior year, reaching a margin of 12.8%.  Special items included temporary royalty relief in Venezuela amounting to US$1.2 million in 4Q12, and rebates from certain suppliers in 4Q11 amounting to US$ 5.3 million.  Adjusted EBITDA rose by 22.2% on an organic basis driven by higher revenues, which were partly offset by increased payroll costs as a percentage of sales.

Caribbean Division
	Financial Highlights (Million US$)
	4Q11 (a)	Special Items (b)	Currency Translation (c )	Organic Growth (d)	4Q12 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	147				139	-5.4%
Comparable Sales						3.1%
Revenues	67.7		(0.8)	3.0	69.9	3.3%	4.4%
Adjusted EBITDA	1.4	-	(0.1)	2.3	3.7	152.2%	156.8%

The Caribbean division (Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, French Guiana, Trinidad & Tobago, and the US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 3.3% and on an organic basis revenues increased by 4.4% compared to the fourth quarter of 2011. Systemwide comparable sales increased by 3.1%, with a strong contribution from the combined beverage business (CBB) launched in 2012. The increased participation of Everyday Value Meals also benefited comparable sales along with the successful marketing campaigns for premium products such as the CBO and McRib.

Adjusted EBITDA grew by US$2.2 million and reached US$3.7 million for the 4Q12.  The Adjusted EBITDA margin increased 310 basis points to 5.2% of revenues, mainly driven by efficiencies in F&P, payroll as well as G&A leverage.

New Unit Development

Total Restaurants (eop)	Dec. ‘12	Sept. ‘12	June ‘12	March ‘12	Dec ‘11
Brazil	731	691	677	666	662
NOLAD	503	496	492	490	484
SLAD	575	556	553	548	547
Caribbean	139	137	136	139	147
TOTAL	1,948	1,880	1,858	1,843	1,840
LTM Net Openings	108	103	91	86	85

*Considers company-operated and franchised restaurants at period-end

The Company completed 130 gross openings for the twelve months ended December 31, 2012. The openings brought the year-end total to 1,948 restaurants, 1,952 Dessert Centers, and 334 McCafe’s. As is characteristic of the industry, the openings were concentrated at the end of the year.

Of the new restaurants opened throughout the region, more than half were within Brazil, which remains the Company’s highest potential market. As of the year-end, approximately 75% of Arcos Dorados’ restaurants were Company operated.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were US$ 184.9 million at December 31, 2012. The Company’s total financial debt (including derivative instruments) was US$ 659.8 million, which included US$ 306.8 million corresponding to the accounting balance of the 2019 USD Notes and R$ 675 million (equivalent to US$ 331.9 million) related to the BRL 2016 Notes. Net debt was US$ 474.9 million and the Net Debt/Adjusted EBITDA ratio was 1.4 at December 31, 2012.

Cash generated from operating activities was US$ 100.3 million in the fourth quarter of 2012. During the quarter, capital expenditures amounted to US$ 123.3 million.

Full Year 2012

For the full year ended December 31, 2012, the Company’s revenues grew by 3.8% to US$ 3,797.4 million.  Revenues in constant currency increased by 14.2%.  Systemwide comparable sales grew by 9.2% and included a 19.9% increase in SLAD and a 5.2% rise in the Brazil division, along with positive growth in the remaining divisions. Adjusted EBITDA was stable year-over-year, increasing by 0.2% to US$ 340.6 million. On an organic basis, Adjusted EBITDA increased by 1.2%. Excluding currency translation effects and special items, organic Adjusted EBITDA margins reflected improvements in SLAD, NOLAD the Caribbean division and overall G&A leverage.  These improvements were mostly offset by lower results in the Brazil division. This is mainly explained by (i) the weak consumer environment throughout 2012, (ii) higher payroll as a percentage of sales resulting from the government mandated minimum wage increase of 13.8% and (iii) the impact over dollar denominated costs stemming from the 16.5% average currency devaluation.

Special items impacting the year-over-year change in Adjusted EBITDA consisted of:

	FY12	FY11	Variation
Recovery of Brazilian tax credits (a)	12.0	-	12.0
Gain -Rebates Venezuela suppliers	-	5.3	(5.3)
Royalty waiver for Venezuela	5.0	-	5.0
CADs net gain (expense) (b)	11.6	(8.8)	20.4
Total	28.6	(3.5)	32.1

(a)	Mainly related to certain input costs in prior years.
(b)	Compensation expense net of hedging in 2012.

Consolidated net income for the year 2012 amounted to US$ 114.3 million, reflecting a modest 1.0% decline from US$ 115.5 million in the year-ago period. The effective tax rate was 28.8% in 2012, compared to 27.8% in 2011.

Additionally, total capital expenditures amounted to US$ 294.5 million for the year.

Quarter Highlights & Recent Developments

Guidance 2013
The Company’s outlook for full year 2013 growth with respect to 2012 is based on organic growth (constant currency and excluding special items in both years)

2013
Revenue Growth	+ 15% - 18%
Adjusted EBITDA Growth	+ 8% - 10%
Effective Tax Rate	33% - 35%
Capital Expenditures (MUS$)	$ 280 million
Restaurant openings (Gross)	Approximately 140

Consolidated adjusted EBITDA growth is expected to be mainly affected by the Venezuela operation, given the recent devaluation along with the elimination of the SITME exchange rate and its consequent impact on F&P costs.

Additionally, the Company is advancing with its openings plan for the year and has developed a strong pipeline of attractive growth opportunities in key locations.

Dividend
On December 26, 2012, the Company paid the fourth installment of its 2012 Dividends.  The total amount paid was US$ 12.5 million or US$ 0.0597 per share on outstanding Class A and Class B shares, thus completing a total payment for the year of US$ 50.0 million or US$ 0.24 per share for the full year 2012.

Brazil tax recovery - PIS/COFINS
During the fourth quarter the Company recorded an operating gain of US$ 12.8 million. PIS COFINS recovery refers to tax credits on certain input costs and expenses that are associated to a company’s core business.  The gain mainly relates to credits taken as a result of recent interpretation of the Brazilian tax “PIS COFINS” laws based on the latest court and administrative decisions, which indicate the Company can recognize tax credits for the reduction of the PIS/COFINS debts calculated on its revenues.

Reorganization of Divisions
Starting January 1st, the Company reorganized its South Latin America Division (SLAD) & Caribbean division, and shifted Colombia and Venezuela from SLAD to join the Caribbean division.  The divisional headquarters are now based in Bogota, Colombia, and will serve to further promote the country’s significant growth potential.

The restructured divisions are comprised of the following countries:
•	Caribbean: Colombia, Venezuela, Puerto Rico and the Caribbean Islands
•	SLAD: Argentina, Chile, Ecuador, Perú, and Uruguay

Juan Carlos Paba has been appointed Divisional President of the Caribbean division. Mr Paba most recently served as Director of the Andean region (Colombia, Perú, Ecuador & Venezuela). José Fernandez will remain Divisional President of SLAD.

The Company will report the results of the revised structure starting in the first quarter of fiscal year 2013.

For comparison purposes, 2012 revenues and Adjusted EBITDA for the reorganized divisions are provided below (unaudited):

	2012
	1Q	2Q	3Q	4Q	FY
Revenues:
Caribbean	176,198	183,581	192,485	202,466	754,730
SLAD	205,988	205,845	226,653	222,581	861,067

Adjusted EBITDA:
Caribbean	13,037	12,928	18,700	24,444	69,109
SLAD	20,414	19,970	28,570	24,802	93,756

Marcelo Rabach was appointed President of the North Latin America Division. Mr Rabach most recently served as Vice President of Operations Development, and was previously the Divisional President of Brazil. He replaces Roberto Ortiz, who is retiring from the Company after a distinguished career.

Venezuela Currency Devaluation
On February 8, 2013, the Venezuelan government announced the devaluation of its official exchange rate from VEF 4.30 to VEF 6.30 per US$ 1.00.  At the same time, the foreign currency exchange system (SITME) of VEF 5.30 per US$1.00, which the Company used to translate transactions and monetary balances denominated in local currency for reporting purposes, was in fact eliminated.  Based on the announced rate of VEF 6.30, the Company estimates a one-time non-operating pre-tax loss of approximately US$14 million in 1Q13. The announced devaluation did not impact the Company’s fiscal year 2012 results. (Please refer to financial statements for a detailed explanation)

The Company believes it is well equipped to face challenging conditions in the Venezuela market and focus on its customers’ needs.  The Company is closely monitoring the environment.

Annual General Shareholders Meeting
On March 6, 2013, the Board set the date for the Company’s Annual General Shareholders’ Meeting. The AGM will be held on April 25, 2013, at 10:00 a.m. (local time), to all shareholders as of record on March 19, 2013.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.com

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,948 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2012.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2013. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Fourth quarter 2012 Consolidated Results
(In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	December 31,
	2012	2011
REVENUES
Sales by Company-operated restaurants	965,142	917,568
Revenues from franchised restaurants	44,535	40,932
Total Revenues	1,009,677	958,500

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(333,338)	(307,798)
Payroll and employee benefits	(198,094)	(184,201)
Occupancy and other operating expenses	(258,633)	(233,103)
Royalty fees	(47,948)	(44,713)
Franchised restaurants - occupancy expenses	(14,860)	(13,751)
General and administrative expenses	(85,414)	(81,066)
Other operating income (expenses), net	8,705	(14,061)
Total operating costs and expenses	(929,582)	(878,693)
Operating income	80,095	79,807
Net interest expense	(14,496)	(12,554)
Gain (loss) from derivative instruments	146	(1,687)
Foreign currency exchange results	(5,349)	(4,881)
Other non-operating (expenses) income, net	(396)	5,470
Income before income taxes	60,000	66,155
Income tax expense	(15,703)	(20,181)
Net income	44,297	45,974
(Less) Plus: Net (income) loss attributable to non-controlling interests	(76)	248
Net income attributable to Arcos Dorados Holdings Inc.	44,221	46,222

Earnings per share information ($ per share):
Basic net income per common share	$0.21	$0.22
Weighted-average number of common shares outstanding-Basic	209,529,412	209,529,412

Adjusted EBITDA Reconciliation
Operating income	80,095	79,807
Depreciation and amortization	27,022	19,759
Other operating items excluded from EBITDA computation	4,490	5,016
Adjusted EBITDA	111,607	104,582
Adjusted EBITDA Margin as % of total revenues	11.1%	10.9%

Twelve Months 2012 Consolidated Results
(In thousands of U.S. dollars, except per share data)
	For Twelve-Months ended
	December 31,
	2012	2011
REVENUES
Sales by Company-operated restaurants	3,634,371	3,504,128
Revenues from franchised restaurants	163,023	153,521
Total Revenues	3,797,394	3,657,649

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)
Payroll and employee benefits	(753,120)	(701,278)
Occupancy and other operating expenses	(984,004)	(918,102)
Royalty fees	(180,547)	(170,400)
Franchised restaurants - occupancy expenses	(56,057)	(51,396)
General and administrative expenses	(314,619)	(334,914)
Other operating expenses, net	(3,261)	(14,665)
Total operating costs and expenses	(3,560,754)	(3,406,896)
Operating income	236,640	250,753
Net interest expense	(54,247)	(60,749)
Loss from derivative instruments	(891)	(9,237)
Foreign currency exchange results	(18,420)	(23,926)
Other non-operating (expenses) income, net	(2,119)	3,562
Income before income taxes	160,963	160,403
Income tax expense	(46,375)	(44,603)
Net income	114,588	115,800
Less: Net income attributable to non-controlling interests	(256)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	114,332	115,529

Earnings per share information ($ per share):
Basic net income per common	$0.55	$0.54
Weighted-average number of common shares outstanding-Basic	209,529,412	215,420,271

Adjusted EBITDA Reconciliation
Operating income	236,640	250,753
Depreciation and amortization	92,328	68,971
Other operating items excluded from EBITDA computation	11,593	20,064
Adjusted EBITDA	340,561	339,788
Adjusted EBITDA Margin as % of total revenues	9.0%	9.3%

Fourth quarter and Twelve months 2012 Results by Division
(In thousands of U.S. dollars)

	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Curr.	December 31,		/	Curr.
	2012	2011	(Decr.)	Incr/(Decr) %	2012	2011	(Decr.)	Incr/(Decr) %
Revenues
Brazil	483,102	491,078	-1.6%	12.6%	1,797,556	1,890,824	-4.9%	11.0%
Caribbean	69,920	67,682	3.3%	4.4%	273,467	267,701	2.2%	4.7%
NOLAD	101,528	89,841	13.0%	9.2%	384,041	355,265	8.1%	11.7%
SLAD	355,127	309,899	14.6%	19.2%	1,342,330	1,143,859	17.4%	22.6%
TOTAL	1,009,677	958,500	5.3%	13.8%	3,797,394	3,657,649	3.8%	14.2%

Operating Income
Brazil	69,683	71,829	-3.0%	10.8%	193,339	246,926	-21.7%	-9.3%
Caribbean	(1,696)	(4,307)	60.6%	61.7%	(5,020)	(5,244)	4.3%	14.9%
NOLAD	(3,568)	(2,852)	-25.1%	-11.7%	(5,557)	(8,709)	36.2%	26.3%
SLAD	36,065	36,136	0.2%	5.1%	120,536	99,813	20.8%	27.8%
Corporate and Other	(20,389)	(20,999)	2.9%	-10.0%	(66,658)	(82,033)	18.7%	7.4%
TOTAL	80,095	79,807	0.4%	12.3%	236,640	250,753	-5.6%	5.5%

Adjusted EBITDA
Brazil	82,318	80,271	2.6%	17.2%	240,954	289,462	-16.8%	-3.4%
Caribbean	3,655	1,449	152.2%	156.8%	12,345	9,493	30.0%	38.0%
NOLAD	9,091	4,722	92.5%	87.1%	26,738	19,551	36.8%	36.6%
SLAD	45,591	42,246	7.9%	12.6%	150,520	121,475	23.9%	30.3%
Corporate and Other	(29,048)	(24,106)	-20.5%	-32.7%	(89,996)	(100,193)	10.2%	0.2%
TOTAL	111,607	104,582	6.7%	16.8%	340,561	339,788	0.2%	11.1%

Average Exchange Rate per Quarter

	Brazil	Mexico	Argentina

4Q12	2.06	12.95	4.80
4Q11	1.80	13.65	4.26

Local $ per 1 US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)
	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	184,851	176,301
Accounts and notes receivable, net	112,100	93,862
Other current assets (1)	311,628	318,451
Total current assets	608,579	588,614
Non-current assets
Property and equipment, net	1,176,350	1,023,180
Net intangible assets and goodwill	67,271	58,419
Deferred income taxes	133,708	142,848
Other non-current assets (2)	63,255	62,345
Total non-current assets	1,440,584	1,286,792
Total assets	2,049,163	1,875,406
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	244,365	220,941
Taxes payable (3)	125,713	138,989
Accrued payroll and other liabilities	150,690	146,721
Other current liabilities (4)	50,845	35,030
Provision for contingencies	507	41,959
Financial debt (5)	6,154	5,652
Total current liabilities	578,274	589,292
Non-current liabilities
Accrued payroll and other liabilities	40,115	52,065
Provision for contingencies	20,092	23,077
Financial debt (5)	655,365	526,693
Deferred income taxes	9,007	4,650
Total non-current liabilities	724,579	606,485
Total liabilities	1,302,853	1,195,777
Equity
Class A shares of common stock	351,654	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	18,634	5,734
Retained earnings	400,761	336,707
Accumulated other comprehensive loss	(158,821)	(148,389)
Total Arcos Dorados Holdings Inc shareholders’ equity	745,143	678,621
Non-controlling interest in subsidiaries	1,167	1,008
Total equity	746,310	679,629
Total liabilities and equity	2,049,163	1,875,406

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Derivative instruments",
"Deferred income taxes" and "McDonald’s Corporation’s indemnification for contingencies".
(2)	Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3)	Includes "Income taxes payable" and "Other taxes payable".
(4)	Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5)	Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	December 31,	December 31,
	2012	2011
Cash & cash equivalents	184,851	176,301
Total Financial Debt (i)	659,788	532,345
Net Financial Debt (ii)	474,937	356,044
Total Financial Debt / LTM Adjusted EBITDA ratio	1.9	1.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.0

(i)	Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $1,731 as a reduction of financial debt in 2012).
(ii)	Total financial debt less cash and cash equivalents.

Item 2

Arcos Dorados Holdings Inc. Consolidated Financial Statements As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina
March 8, 2013

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2012	2011	2010
Sales by Company-operated restaurants	$3,634,371	$3,504,128	$2,894,466
Revenues from franchised restaurants	163,023	153,521	123,652
Total revenues .	3,797,394	3,657,649	3,018,118

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	(1,023,464)
Payroll and employee benefits	(753,120)	(701,278)	(569,084)
Occupancy and other operating expenses	(984,004)	(918,102)	(765,777)
Royalty fees	(180,547)	(170,400)	(140,973)
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	(37,634)
General and administrative expenses	(314,619)	(334,914)	(254,165)
Other operating expenses, net	(3,261)	(14,665)	(22,464)
Total operating costs and expenses	(3,560,754)	(3,406,896)	(2,813,561)
Operating income	236,640	250,753	204,557
Net interest expense	(54,247)	(60,749)	(41,613)
Loss from derivative instruments	(891)	(9,237)	(32,809)
Foreign currency exchange results	(18,420)	(23,926)	3,237
Other non-operating (expenses) income, net	(2,119)	3,562	(23,630)
Income before income taxes	160,963	160,403	109,742
Income tax expense	(46,375)	(44,603)	(3,450)
Net income	114,588	115,800	106,292
Less: Net income attributable to non-controlling interests	(256)	(271)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.55	0.54	0.44

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars

	2012	2011	2010

Net income	$114,588	$115,800	$106,292

Other comprehensive income (loss), net of tax:

Foreign currency translation (including $13,100 of income taxes in 2010)	(8,104)	(50,826)	29,927
Unrecognized prior service cost of post-employment benefits (net of $624 of income taxes in 2012)	(1,213)	-	-
Unrealized results on cash flow hedges:
Unrealized net (losses) gains on cash flow hedges (net of $nil of income taxes)	(4,195)	131	(1,134)
Plus: reclassification adjustment for net losses included in net income (net of $nil of income taxes)	3,101	451	273
Unrealized results on cash flow hedges	(1,094)	582	(861)
Total other comprehensive (loss) income	(10,411)	(50,244)	29,066
Comprehensive income	104,177	65,556	135,358
(Less) Plus: Comprehensive (income) expense attributable to non-controlling interests	(277)	248	(212)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$103,900	$65,804	$135,146

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of December 31, 2012 and 2011
Amounts in thousands of US dollars, except for share data and as otherwise indicated
ASSETS	2012	2011
Current assets
Cash and cash equivalents	$184,851	$176,301
Accounts and notes receivable, net	105,019	93,862
Other receivables	131,747	66,605
Inventories	54,824	50,729
Prepaid expenses and other current assets	101,148	140,654
Derivative instruments	1,731	-
Deferred income taxes	22,178	36,713
McDonald’s Corporation’s indemnification for contingencies	-	23,750
Total current assets	601,498	588,614

Non-current assets
Miscellaneous	59,304	44,879
Collateral deposits	5,325	5,325
Property and equipment, net	1,176,350	1,023,180
Net intangible assets and goodwill	67,271	58,419
Deferred income taxes	133,708	142,848
McDonald’s Corporation’s indemnification for contingencies	5,707	12,141
Total non-current assets	1,447,665	1,286,792
Total assets	$2,049,163	$1,875,406
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$244,365	$220,941
Royalties payable to McDonald’s Corporation	29,278	19,002
Income taxes payable	21,051	50,379
Other taxes payable	104,662	88,610
Accrued payroll and other liabilities	150,690	146,721
Provision for contingencies	507	41,959
Interest payable	21,567	16,028
Short-term debt	568	840
Current portion of long-term debt	1,634	2,971
Derivative instruments	3,952	1,841
Total current liabilities	578,274	589,292

Non-current liabilities
Accrued payroll and other liabilities	40,115	52,065
Provision for contingencies	20,092	23,077
Long-term debt, excluding current portion	649,968	525,951
Derivative instruments	5,397	742
Deferred income taxes	9,007	4,650
Total non-current liabilities	724,579	606,485
Total liabilities	1,302,853	1,195,777
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized, 129,529,412 shares issued and outstanding at December 31, 2012 and 2011	351,654	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2012 and 2011	132,915	132,915
Additional paid-in capital	18,634	5,734
Retained earnings	400,761	336,707
Accumulated other comprehensive loss	(158,821)	(148,389)
Total Arcos Dorados Holdings Inc. shareholders’ equity	745,143	678,621
Non-controlling interests in subsidiaries	1,167	1,008
Total equity	746,310	679,629
Total liabilities and equity	$2,049,163	$1,875,406

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars

	2012	2011	2010
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	92,328	68,971	60,585
Loss from derivative instruments	891	9,237	32,809
Amortization of deferred financing costs	1,314	3,316	979
Amortization and accrual of letter of credit fees	3,028	2,847	2,633
Net income attributable to non-controlling interests	256	271	271
Deferred income taxes	14,228	(2,882)	(61,101)
Foreign currency exchange results	13,788	16,209	(1,072)
Accrued compensation expense	1,265	29,712	36,551
Loss on amnesty program	-	-	25,532
Others, net	4,860	10,289	2,009
Changes in assets and liabilities:
Accounts payable	22,575	60,234	52,077
Accounts and notes receivable and other receivables	(48,168)	(14,609)	(70,762)
Inventories, prepaid and other assets	14,628	(42,415)	(39,742)
Income taxes payable	(23,042)	17,455	13,085
Other taxes payable	8,414	6,627	12,134
Interest payable	6,134	8,961	105
Accrued payroll and other liabilities and provision for contingencies	(9,956)	(34,479)	82,688
Others	13,238	6,351	9,074
Net cash provided by operating activities	230,113	261,624	263,876
Investing activities
Property and equipment expenditures	(294,478)	(319,859)	(175,669)
Purchases of restaurant businesses	(6,004)	(5,993)	(504)
Proceeds from sale of property and equipment	6,643	10,681	6,215
Loans to related parties	(7,000)	-	-
Other investing activity	(5,582)	(4,961)	(8,266)
Net cash used in investing activities	(306,421)	(320,132)	(178,224)
Financing activities
Issuance of class A shares in connection with the initial public offering	-	152,281	-
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(50,036)	(56,627)	(33,400)
Net payment of derivative instruments	(4,322)	(118,932)	(37,815)
Collateral deposits	-	15,000	25,000
Cash and cash equivalents of split-off Axis Business	-	(35,425)	-
Partial redemption of 2019 Notes	-	(152,005)	-
Issuance of 2016 Notes	149,658	255,102	-
Net short-term borrowings	(157)	(10,871)	3,805
Other financing activities	(4,497)	(12,850)	(8,877)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)
Effect of exchange rate changes on cash and cash equivalents	(5,788)	(8,963)	5,759
Increase (Decrease) in cash and cash equivalents	8,550	(31,798)	40,124
Cash and cash equivalents at the beginning of the year	176,301	208,099	167,975
Cash and cash equivalents at the end of the year	$184,851	$176,301	$208,099

Supplemental cash flow information:
Cash paid during the year for:
Interest	$55,347	$46,022	$42,034
Income tax	30,700	50,952	40,391
Non-cash transactions:
Seller financings	-	-	2,423
Split-off Axis Business – non-cash portion	-	9,833	-

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2012, 2011 and 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital		Accumulated other comprehensive income (loss)		Non-controlling interests
	Number	Amount	Number	Amount		Retained earnings		Total		Total
Balances at December 31, 2009	145,129,780	226,528	96,753,186	151,018	(2,468)	205,366	(127,789)	452,655	1,391	454,046

Net income for the year	-	-	-	-	-	106,021	-	106,021	271	106,292
Other comprehensive income	-	-	-	-	-	-	29,125	29,125	(59)	29,066
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(209)	(209)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.17 per share).’ Shareholders	-	-	-	-	-	(40,000)	-	(40,000)	-	(40,000)
Balances at December 31, 2010	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195

Net income for the year	-	-	-	-	-	115,529	-	115,529	271	115,800
Other comprehensive income	-	-	-	-	-	-	(49,725)	(49,725)	(519)	(50,244)
Split-off of Axis Business	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,027)	-	(50,027)	-	(50,027)
Issuance of class A shares in connection with the initial public offering	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	8,202	-	-	8,202	-	8,202
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(182)	-	(182)	-	(182)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(138)	(138)
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629

Net income for the year	-	-	-	-	-	114,332	-	114,332	256	114,588
Other comprehensive income	-	-	-	-	-	-	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	-	-	-	-	12,900	-	-	12,900	-	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	-	-	-	-	-	(242)	-	(242)	-	(242)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

Reclassifications

Certain reclassifications have been made within current liabilities to the prior year information to conform to the current year presentation.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations as from January 1, 2010, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into U.S. dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity.

See Note 21 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $35,527 and $30,358  as of December 31, 2012 and 2011, respectively), guarantee deposits (amounting to $2,292 and $16,100 at December 31, 2012 and 2011, respectively) and receivables from related parties (amounting to $73,664 and $5,538 at December 31, 2012 and 2011, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment – 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC Topic 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise (generally 20 years).

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchise restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and current market terms. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value. In the fourth quarter of 2012, 2011 and 2010, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 considering recent operating losses incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for the Company’s operations in Peru in fiscal years 2011 and 2010 nor in Aruba, Curacao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, the Company recorded impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The impairment charges totaling $1,982, $1,715 and $4,668 in 2012, 2011 and 2010, respectively, are included within “Other operating expenses, net” in the consolidated statements of income.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, has approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than the assets’ net book value. Generally, such losses relate to restaurants that have closed and ceased operations as well as restaurants that meet the criteria to be considered “held for sale” in accordance with ASC 360-10-45.

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed in the fourth quarter of 2012 and 2011, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and St. Croix, respectively. The impairment charges amounting to $683 in 2012 and $2,077 in 2011 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2010.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $147,194, $139,749 and $116,251 in 2012, 2011 and 2010, respectively. Advertising expenses related to Franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to Franchised operations were $46,614, $44,779 and $36,355 in 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2012 and 2011, approximately $2.0 million and $nil, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Post-employment benefits

In 2012 became effective in Venezuela the new Organic Law of Labor and Workers (known as "LOTTT," its Spanish acronym) that, among other regulations, provides for a post-employment payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company is required to make quarterly deposits in a trust fund. The Company obtained an actuarial valuation of the unfunded post-employment liability. The accumulated post-employment obligation at December 31, 2012 was $2,506, of which $1,837 relate to unrecognized prior service costs as a component of comprehensive income; and $669 to post-employment expenses included in “General and administrative expenses”. Post-employment expenses consist of service cost and interest cost amounting to $374 and $295, respectively.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 17 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized prior service costs of post-employment benefits as components of comprehensive income.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04 to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  The Company adopted this guidance on January 1, 2012.  The adoption of this ASU had no significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 which provides new guidance on the presentation of comprehensive income.  ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and instead requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of prior accounting guidance. The Company adopted this new guidance on January 1, 2012. As a result of such adoption, the Company has changed the presentation, and as from the first quarter of 2012 reports comprehensive income in a separate but consecutive statement.

In September 2011 and July 2012, the FASB issued ASU 2011-08 and ASU 2012-02, respectively, which provide an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for goodwill and indefinite-lived intangible assets, respectively.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required. The Company adopted the ASU 2011-08 for its fiscal year beginning on January 1, 2012, with no significant impact on the Company’s consolidated financial statements. The Company will adopt the ASU 2012-02 for its fiscal year beginning on January 1, 2013, expecting no significant impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses

 LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for $679,357. The purchase price was comprised of (a) a base purchase price amounting to $700,000, and (b) an additional purchase price equal to the final working capital of the acquired business amounting to negative $20,643. The Company paid the base purchase price and the estimated additional purchase price at the transaction date totaling $701,244. Subsequently, the Company recorded a receivable from McDonald’s Corporation amounting to $21,887 for the difference between the final working capital and the working capital estimated at the transaction date. This receivable was collected in 2008 ($15,015 in cash and $6,872 by assignment of a receivable from suppliers). Fees and expenses associated with this acquisition amounted to $18,723. The final purchase price was $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.	The right and license to grant sub franchises in each territory;
iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.	The right to advertise to the public that it is a franchisee of McDonald’s;
v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.           Acquisition of businesses (continued)

Other acquisitions

In 2010, the Company acquired franchised restaurants in Mexico and Chile. In 2011, the Company acquired franchised restaurants in Brazil and Chile. In 2012, the Company acquired franchised restaurants in Colombia, Chile, Mexico and Puerto Rico. Presented below is supplemental information about these non-significant acquisitions:

Purchases of restaurant businesses:	2012	2011	2010
Property and equipment	$1,793	$1,704	$2,016
Identifiable intangible assets	6,061	-	183
Goodwill	1,196	4,952	1,276
Gain on bargain purchase of franchised restaurants	(1,161)	-	-
Purchase price	7,889	6,656	3,475
Settlement of franchise receivables	(1,885)	(663)	(548)
Seller financing	-	-	(2,423)
Purchase price paid	$6,004	$5,993	$504

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:
	2012	2011

Debit and credit card receivables	$45,223	$42,344
Receivables from franchisees	38,079	33,823
Meal voucher receivables	16,800	13,737
Notes receivable	8,939	10,348
Allowance for doubtful accounts	(4,022)	(6,390)
	$105,019	$93,862

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2012	2011

Prepaid expenses and taxes	$86,249	$129,554
Promotion items	14,899	11,100
	$101,148	$140,654

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2012	2011

Land	$200,340	$189,801
Buildings and leasehold improvements	712,908	599,350
Equipment	544,213	438,601
Total cost	1,457,461	1,227,752
Total accumulated depreciation	(281,111)	(204,572)
	$1,176,350	$1,023,180

Total depreciation expense for fiscal years 2012, 2011 and 2010 amounted to $77,503, $57,827 and $53,845, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2012	2011
Net intangible assets (i)
Computer software cost	$62,159	$52,555
Initial franchise fees	20,429	15,342
Reacquired franchised rights	6,076	-
Letter of credit fees	940	940
Total cost	89,604	68,837
Total accumulated amortization	(40,512)	(28,172)
Subtotal	49,092	40,665

Goodwill (ii)
MexicoMartinique (i)	7,780	7,180
Brazil	8,086	8,892
Ecuador	273	273
Peru	220	208
Chile	1,553	1,201
Colombia	267	-
Subtotal	18,179	17,754
	$67,271	$58,419

(i)     Total amortization expense for fiscal years 2012, 2011 and 2010 amounted to $14,825, $11,144 and $6,740, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: $14,824 for 2013; $14,791 for 2014; $10,392 for 2015; $3,047 for 2016; $1,531 for 2017 and thereafter $4,507.

(ii)           Related to the acquisition of franchise restaurants (Mexico, Brazil, Peru, Colombia and Chile) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2012	2011
Current:
Accrued payroll	$110,499	$100,254
Long-term incentive plan	8,843	20,490
Accrued expenses	17,908	20,029
Amnesty program	10,236	2,480
Other liabilities	3,204	3,468
	$150,690	$146,721

Non-current:
Long-term incentive plan	$2,968	$12,879
Amnesty program	20,210	25,972
Other liabilities	16,937	13,214
	$40,115	$52,065

10.	Short-term debt

At December 31, 2012 and 2011 short-term debt consists of bank overdrafts and short-term loans.

Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, ADBV renewed the revolving credit facility for an additional one-year period. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

On April 3, 2012 the Company borrowed $10,000 under the revolving credit facility. This borrowing was settled on April 26, 2012 with the proceeds of the issuance of the 2016 Notes discussed in Note 11.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt

Long-term debt consists of the following at year-end:
	2012	2011

2019 Notes	$306,798	$306,532
2016 Notes	331,859	214,248
Capital lease obligations	9,121	5,171
Other long-term borrowings	3,824	2,971
Total	651,602	528,922
Current portion of long-term debt	1,634	2,971
Long-term debt, excluding current portion	$649,968	$525,951

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semi-annually. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest. As a result, the Company incurred a loss of $13,933, including $2,319 related to the accelerated amortization of deferred financing costs and $1,009 related to the accelerated accretion of the original discount.

Interest expense related to the 2019 Notes was $23,145, $28,948 and $33,750 during fiscal year 2012, 2011 and 2010, respectively. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the redemption in 2011) amounted to $610, $3,067 and $979 for fiscal year 2012, 2011 and 2010, respectively. Accretion of the original discount related to the 2019 Notes (including the acceleration accretion as a result of the redemption in 2011) totaled $266, $1,335 and $387 for fiscal year 2012, 2011 and 2010, respectively. Loss from the partial redemption of the 2019 Notes at a price higher than the nominal value amounted to $10,605 in 2011. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2019 Notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2019 Notes. The 2019 Notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The 2019 Notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2019 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$ 400 million of Brazilian reais notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). The Brazilian notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The proceeds from the offering were used by the Company to satisfy its capital expenditure program, including opening and reimaging restaurants, and for general corporate purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2016 Notes (continued)

In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%. The proceeds from the offering are being used by the Company to satisfy its capital expenditure program and for general corporate purposes.

The Brazilian notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the Brazilian notes was $30,051 and $11,119 for fiscal year 2012 and 2011, respectively. Amortization of deferred financing costs related to the Brazilian notes amounted to $704 and $250 for fiscal year 2012 and 2011, respectively. These charges are included with “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other required disclosures

At December 31, 2012, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2013	$1,633	$57,918	$59,551
2014	3,167	57,722	60,889
2015	2,707	57,398	60,105
2016	329,960	57,219	387,179
2017	443	23,447	23,890
Thereafter	312,645	48,850	361,495
Total payments	650,555	302,554	953,109
Interest	-	(302,554)	(302,554)
Discount on 2019 Notes	(1,802)	-	(1,802)
Premium on 2016 Notes	2,849	-	2,849
Long-term debt	$651,602	$-	$651,602

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps and mirror swaps

At December 31, 2009 the Company had certain derivative instruments outstanding pursuant to which the Company converted a portion of its long-term debt ($200 million) to Brazilian reais denominated debt (R$466.2 million), paying net interests at a weighted-average interest rate of 10.13% over the notional amount in Brazilian reais. These derivative instruments did not qualify for hedge accounting under ASC Topic 815. Therefore, these derivative instruments were carried at fair market value in the consolidated balance sheets with changes reported in earnings.

On July 19, 2011 and July 20, 2011, the Company settled these derivative instruments before their maturity. During fiscal year 2011 and 2010, the Company made net payments to the counterparties totaling $113,594 and $34,287, respectively, in connection with these agreements. During fiscal years 2011 and 2010, the Company recorded net losses for $9,732 and $22,878, respectively, within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Forward contracts

At December 31, 2010, the Company had forward contracts with outstanding to buy a total amount of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. When settled, the Company entered into additional forwards contracts to buy a total amount of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar. These forward contracts were settled before their maturity on August 10, 2011. The Company entered into these derivatives as a result of the partial amortization of the notional amounts of the cross-currency interest rate swaps in order to maintain a total notional amount of $200 million hedged all times.

These swap agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. The Company paid $1,579 in connection with the settlements of these forward contracts. During the fiscal years 2011 and 2010, the Company recognized a loss of $1,256 and $323, respectively, in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2011, the fair market values of the swap agreements outstanding totaled $2,583 payable. On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties amounting to $4,322 and recognized net losses of $1,738 in connection with these agreements. During fiscal year 2011, the Company made net payments to the counterparties amounting to $3,759 and recognized a net gain of $1,464 in connection with these agreements. During fiscal year 2010, the Company made net interest payments to the counterparties amounting to $3,528 and recognized a net loss of $9,608 in connection with these agreements. The abovementioned gains and losses are included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 2,272,551 Class A shares over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 330 basis points over a notional amount of $31,290. The agreement will mature no later than September 2013. Additionally, subject to certain limitations, the Company may, prior to maturity of the agreement, reduce the notional number of Class A shares underlying the total equity return swap transaction up to 1,000,000 shares for each quarterly window period. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to offset the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is no significant impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At December 31, 2012 the fair market value of total equity return swap amounted to $3,952 payable. During the fiscal year 2012, the Company recorded a loss of $4,111 within “General and administrative expenses” and a loss of $159 within “Net interest expense” in connection with this agreement. During the fiscal year 2012, the Company made interest payments amounting to $318 in connection with this agreement.

Derivatives designated as hedging instruments

Forward contracts

In December 2009, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. Pursuant to the agreements, during fiscal year 2010 the Company purchased a total amount of $8,521 at a weighted-average forward rate of 489.3 Chilean pesos per U.S. dollar.

In February 2010, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Peru. Pursuant to the agreements, during fiscal year 2010 the Company purchased a total amount of $9,732 at a weighted-average forward rate of 2,023.54 Colombian pesos per U.S. dollar, and a total amount of $3,052 at a weighted-average forward rate of 2.89 Peruvian soles per U.S. dollar.

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company purchased a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per U.S. dollar.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, during fiscal year 2012 the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per U.S. dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per U.S. dollar, respectively.

The Company designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 75% of the purchases in Chile and Peru for 2010, 73% of the purchases in Colombia for 2010, 90% of the purchases in Chile for 2011, 60% of the purchases in Peru for 2012, 49% of the purchases in Colombia for 2012 and 77% of the purchases in Chile for 2012). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts were carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity. As of December 31, 2011, the fair market value of the outstanding derivatives represented a $48 payable. The Company made net payments totaling $949, $451 and $273 during fiscal years 2012, 2011 and 2010, respectively, as a result of the net settlements of these derivatives. In addition, the Company recorded a $901 unrealized net loss, a $131 unrealized net gain and a $1,134 unrealized net loss within the “Accumulated other comprehensive loss” component of shareholders’ equity during fiscal years 2012, 2011 and 2010, respectively.

Cross-currency interest rate swap

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company receives interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian Reais and pays interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive loss” component of shareholders´ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At December 31, 2012, the fair market value of the swap agreement totaled $3,666 payable. During fiscal year 2012, the Company recorded an unrealized loss of $3,294 within “Accumulated other comprehensive loss”, of which $2,152 were reclassified from “Accumulated other comprehensive loss” into income as a result of the hedge relationship. The Company collected $372 of net interest from the counterparty during fiscal year 2012.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2012 and 2011:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2012	2011
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	$-	$(48)
Cross-currency interest rate swap (i)	Derivative instruments	(3,666)	-
		(3,666)	(48)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Bond swaps	Derivative instruments	$-	$(2,583)
Total equity return swap (ii)	Derivative instruments	(3,952)	-
		(3,952)	(2,583)
Total derivative instruments		$(7,618)	$(2,631)

(i)	Disclosed in the consolidated balance sheet as follows: $1,731 as a current asset and $5,397 as a non-current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(901)	$949	$-
Cross-currency interest rate swap	(3,294)	2,152	-
Total	$(4,195)	$3,101	$-

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $3,314 as an adjustment to foreign exchange results and a gain of $1,162 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Bond swaps (i)	$(1,738)
Total equity return swap (ii)	(4,270)
Others (i)	847
Total	$(5,161)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.
(ii)	A $4,111 loss is recorded within “General and administrative expenses” and a $159 loss within “Net interest expense” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$131	$451	$-
Total	$131	$451	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps and Mirror swap	$(9,732)
Bond swaps	1,464
Forwards	(1,256)
Others	287
Total	$(9,237)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2010 for each type of derivative relationship:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(1,134)	$273	$-
Total	$(1,134)	$273	$-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Cross-currency interest rate swaps and Mirror swaps	$(22,878)
Bond swaps	(9,608)
Forwards	(323)
Total	$(32,809)

13.	Operating lease agreements

At December 31, 2012, the Company was the lessee at 1,966 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. The timing of these escalations generally ranges from annually to every five years. According to rental terms, the Company pays a monthly rental expense based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements (continued)

At December 31, 2012, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurants	Others	Total

2013	$133,183	$7,297	$140,480
2014	125,358	6,613	131,971
2015	116,120	6,174	122,294
2016	106,024	5,636	111,660
2017	95,574	5,583	101,157
Thereafter	389,302	11,508	400,810
Total minimum payments	$965,561	$42,811	$1,008,372

The following table provides detail of rent expense for fiscal years 2012, 2011 and 2010:

	2012	2011	2010
Company-operated restaurants (i)	$140,014	$129,135	$100,986
Franchised restaurants (ii)	44,457	41,252	34,172
Total rent expense	$184,471	$170,387	$135,158

(i)	Included within the caption “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within the caption “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2012, 2011 and 2010:
	2012	2011	2010
Minimum rentals	$117,006	$121,533	$98,307
Contingent rentals based on sales	67,465	48,854	36,851
Total rent expense	$184,471	$170,387	$135,158

14.	Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements (continued)

At December 31, 2012 and 2011, net property and equipment under franchise arrangements totaled $211,139 and $184,199, respectively (including land of $63,839 and $63,699, respectively).

Revenues from franchised restaurants for fiscal years 2012, 2011 and 2010 consisted of:

	2012	2011	2010
Rent	$161,591	$152,380	$122,448
Initial fees (i)	780	514	660
Royalty fees (ii)	652	627	544
Total	$163,023	$153,521	$123,652

(i)	Disclosed net of initial fees paid to McDonald’s Corporation for $882, $518 and $595 in 2012, 2011 and 2010, respectively.
(ii)	Disclosed net of royalties fees paid to McDonald’s Corporation for $65,756, $60,261 and $49,562 in 2012, 2011 and 2010, respectively.

At December 31, 2012, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total

2013	$9,799	$27,863	$37,662
2014	9,261	25,667	34,928
2015	8,853	24,674	33,527
2016	8,631	23,319	31,950
2017	8,248	21,247	29,495
Thereafter	45,955	106,543	152,498
Total	$90,747	$229,313	$320,060

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2012, 2011 and 2010 were as follows:

	2012	2011	2010

Puerto Rico	20%	30%	39%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	33%	33%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá	25%	25%	27.5%
Uruguay and Trinidad and Tobago	25%	25%	25%
Ecuador	23%	24%	25%
Chile	20%	20%	17%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Income tax expense for fiscal years 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current income tax expense	$32,147	$47,485	$64,551
Deferred income tax expense (benefit)	14,228	(2,882)	(61,101)
Income tax expense	$46,375	$44,603	$3,450

Income tax expense for fiscal years 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2012	2011	2010
Pre-tax income	$160,963	$160,403	$109,742
Weighted-average statutory income tax rate (i)	35.20%	32.35%	36.87%
Income tax expense at weighted-average statutory tax rate on pre-tax income	56,659	51,890	40,462
Permanent differences:
Change in valuation allowance	(7,660)	(20,962)	(91,416)
Non-deductible expenses	22,258	28,783	31,575
Tax deductible goodwill in Brazil (ii)	(18,789)	(21,640)	-
Withholding income taxes on intercompany transactions	3,437	9,038	8,233
Loss on amnesty program	-	-	8,681
Tax inflation adjustment	(10,983)	(3,471)	(3,994)
Expiration of tax loss carryforwards	1,017	1,298	6,071
Others	436	(333)	3,838
Income tax expense	$46,375	$44,603	$3,450

(i)
Weighted-average statutory income tax rate is calculated based on the lump-sum of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)
In November 2010, the Company completed the corporate reorganization of its companies in Brazil that was commenced on December 29, 2008. Among other corporate synergies, the reorganization resulted in contribution of the shares of the Brazilian operating entities to a new holding company and generated a tax deductible goodwill amounting to $310 million. The goodwill is deductible in Brazil for income tax purposes through its amortization in a period of 60 months starting in December 2010 following the merger of the Brazilian entities. The Company did not recognize any deferred tax asset for this benefit following the exemption in ASC 740-10-25-3.e. applicable to intercompany transfers. Therefore, the tax benefit is being recognized when realized on the tax return and applied to reduce income tax expenses.

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2012 and 2011 are presented below:
	2012	2011
Tax loss carryforwards (i)	$267,826	$273,344
Purchase price allocation adjustment	92,715	105,457
Property and equipment – tax inflation adjustment	39,290	31,749
Other accrued payroll and other liabilities	15,452	30,551
Share-based compensation programs	9,679	12,450
Provision for contingencies	9,447	11,905
Other deferred tax assets	20,185	18,015
Property and equipment – difference in depreciation rates	(54,383)	(61,411)
Other deferred tax liabilities (ii)	(16,769)	(23,374)
Valuation allowance (iii)	(236,563)	(223,775)
Net deferred tax asset	$146,879	$174,911

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

(i)     As of December 31, 2012, the Company and its subsidiaries had accumulated operating tax loss carryforwards amounting to $959,803. These operating tax loss carryforwards expire as follows:
2012
Fiscal year 2013	$10,241
Fiscal year 2014	2,712
Fiscal year 2015	4,458
Fiscal year 2016	1,768
Fiscal year 2017	51,397
Thereafter	333,639
Without expiration terms	555,588
$959,803

(ii)	Primarily related to intangible assets and foreign currency exchange gains.
(iii)	In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Balance sheets classification of deferred taxes at December 31, 2012 and 2011 is as follows: current deferred tax assets of $22,178 in 2012 and $36,713 in 2011; non-current deferred tax assets of $133,708 in 2012 and $142,848 in 2011; and non-current deferred tax liabilities of $9,007 in 2012 and $4,650 in 2011.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were approximately $134.6 million at December 31, 2012 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2012 and 2011, the Company’s gross unrecognized tax benefits totaled $1,554 and $6,088 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor. These amounts are mainly included in income tax payable on the consolidated balance sheets for 2012 and 2011, respectively. During fiscal year 2012, the Company paid income tax claims in the French islands (Martinique, French Guyana and Guadeloupe) pursuant to which unrecognized tax benefits decreased by $4,614. The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on our unrecognized tax benefit balance, we believe that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2006.

16.           Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2012 and 2011:
	2012	2011

Current price (i)	11.96	20.53
Weighted-average base value of outstanding units (ii)	6.22	5.82
Expected volatility (iii)	37.3%	38.0%
Dividend yield	2.0%	1.2%
Risk-free interest rate	0.4%	0.8%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	As adjusted as a result of the stock split discussed in Note 22.
(iii)	Based on implied volatility of the Company’s class A shares.

The following table summarizes the activity under the plan for fiscal years 2012, 2011 and 2010:

	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2009	2,375,958	5.39
Granted	1,368,018	5.88
Exercised (i)	(27,214)	4.27
Forfeited	(182,348)	6.29
Outstanding at December 31, 2010	3,534,414	5.54	10.94
Exercised (ii)	(525,017)	5.19
Forfeited	(85,815)	5.02
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (iii)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercisable at December 31, 2012	900,608	6.53	5.52

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Data in the table above was adjusted as a result of the stock split discussed in Note 22.

(i)       The total amount paid for these exercises was $97.
(ii)       The total amount paid for these exercises was $9,841.
(iii)
The total amount paid for these exercises was $5,811. At December 31, 2012 the Company maintains a current payable of $907 related to these exercises that is disclosed within “accrued payroll and other liabilities” in the Company’s balance sheet.

The following table provides a summary of the plan at December 31, 2012:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	900,608	1,228,613	2,129,221
Weighted-average fair market value per unit	5.52	5.99	5.79
Total fair value of the plan	4,973	7,356	12,329
Weighted-average accumulated percentage of service	100.00	80.62	88.44
Accrued liability (iv)	4,973	5,931	10,904
Compensation expense not yet recognized (v)	-	1,425	1,425

(i) Related to exercisable awards.
(ii) Related to awards that will vest between fiscal years 2013 and 2015.
(iii) As adjusted as a result of the stock split discussed in Note 22.
(iv) The total accrued liability of $10,904 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $7,936 as a current liability and $2,968 as a non-current liability.
(v) Expected to be recognized in a weighted-average period of 2 years.

As discussed in Note 12, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to offset the adjustments to the carrying value of the Company’s Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is no significant impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the fiscal years 2012, 2011 and 2010 amounted to $(15,746), $19,295 and $20,159, respectively. See Note 12 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the fiscal year 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00 as a result of becoming a public company. Compensation expense for fiscal year 2010 includes an incremental expense amounting to $15,576 related to the effect of replacing the formula by the estimated initial public offering market price in determining the current value of the award at the end of such year. The Company recognized $4,905, $(4,436) and $(5,147) of related income tax expense (benefits) during fiscal years 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he was entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right was subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognized compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability was remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company had been estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. As a result of the Company’s initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000.

Compensation expense for fiscal years 2012, 2011 and 2010 amounted to $nil, $2,214 and $16,392, respectively. Compensation expense is included within “Other operating expenses, net” in the consolidated statement of income.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan:

-   The Company granted to certain of its executive officers and other employees 231,455 restricted share units and 833,388 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

-   The Company granted to certain of its executive officers and other employees 782,137 restricted share units and 1,046,459 stock options as special awards in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date.

For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share, when vested.

On May 10, 2012, the Company made the grant of awards corresponding to fiscal year 2012 under the 2011 Plan. The Company granted to certain of its executive officers and other employees 211,169 restricted share units and 584,587 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire a Class A share at a strike price of $14.35 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share when vested.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The resulting value of stock options and restricted stock units granted was $3,051 and $3,030, respectively, during fiscal year 2012 and $10,435 and $21,488, respectively, during fiscal year 2011. The Company recognized stock-based compensation expense in the amount of $12,900 and $8,202, respectively, during the fiscal years 2012 and 2011, of which $7,997 and $5,703 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As of December 31, 2012, the remaining unrecognized compensation expense amounted to $16,901, which will be amortized over the remaining requisite service period (weighted-average of 3.1 years). The Company recognized $2,807 and $1,690 of related income tax benefits during fiscal years 2012 and 2011, respectively.

The following variables and assumptions were used by the Company for purposes of measuring the 2011 granted stock options: market price and exercise price equal to $21.20; expected volatility of 28.6% (based on historical 1-year implied volatility of Latin American comparable companies); dividend yield of 1.13%; risk free interest rate of 3.35%; and an expected term ending on the last vesting date.

The following variables and assumptions were used by the Company for purposes of measuring the 2012 granted stock options: market price and exercise price equal to $14.35; expected volatility of 48.0% (based on implied volatility of the Company’s Class A shares); dividend yield of 1.7%; risk free interest rate of 0.8%; and an expected term ending on the last vesting date.

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these Consolidated Financial Statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2012 the Company maintains a provision for contingencies amounting to $27,818 ($71,888 at December 31, 2011), which is disclosed net of judicial deposits amounting to $7,219 ($6,852 at December 31, 2011) that the Company was required to make in connection with the proceedings. As December 31, 2012, the net amount of $20,599 is disclosed as follows: $507 as a current liability and $20,092 as a non-current liability.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Breakdown of the provision for contingencies as of December 31, 2012 and 2011 is as follows:

	2012	2011
Tax contingencies in Brazil (i)	$4,011	$42,011
Labor contingencies in Brazil (ii)	14,256	19,646
Other (iii)	9,551	10,231
Subtotal	27,818	71,888
Judicial deposits (iv)	(7,219)	(6,852)
Provision for contingencies	$20,599	$65,036

(i)       Tax contingencies in Brazil. In 2012 it mainly relates to tax on bank account transactions (CPMF), abolished in 2007. In 2011 it was mainly related to VAT special treatment for restaurants in Rio de Janeiro and taxes over the royalty payments. During fiscal year 2010, the Company recorded an accrual of $54,079, primarily related to the decision to negotiate the settlement of past claims related to VAT special treatment for restaurants in Rio de Janeiro (previously considered not probable) together with a new regime resolving this matter going forward; and a currency translation adjustment amounting to $(568). In addition, there was a reduction amounting to $76,954 in connection with the amnesty program discussed below. During fiscal year 2011, the Company recorded an accrual of $19,626, primarily related to a modification in the fiscal authorities’ interpretation regarding taxes impacting royalty payments; a reduction in the accrual of $14,790, corresponding to downwards revisions of the estimated settlement amounts of several claims (including VAT special treatment for restaurants in Rio de Janeiro) based on the opinion of the Company’s legal advisors; and a currency translation adjustment amounting to $(5,218). In addition, the Company made settlements totaling $8,255. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications.

Regarding tax contingencies in Brazil, at the end of fiscal year 2010 the Company decided to enter into an amnesty program. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle interests and to receive a cash payment equal to the principal plus 50% of the interests. As a result of this agreement, in fiscal year 2010 the Company recorded a loss amounting to $22,476 within “Non-operating expenses” in the consolidated statement of income. The Company recorded an additional loss amounting to $3,056 within “Other operating expenses, net” in connection with contingencies not indemnified by McDonald’s Corporation but also included in the amnesty program. The liability related to the amnesty program is included within “Accrued payroll and other liabilities”.

(ii)       Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2012, 2011 and 2010, the Company recorded accruals of $10,751, $8,211 and $17,767, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(930), $(2,240) and $1,587, respectively. In addition, the Company made settlements totaling $15,211, $19,781 and $12,561, respectively.

(iii)       Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2012, 2011 and 2010, the Company recorded accruals of $1,251, $4,508 and $2,992, respectively; and a currency translation adjustment amounting $(1,195), $(1,026) and $141, respectively. In addition, the Company made settlements totaling $736, $867 and $424, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies (continued)

(iv)       Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2012, 2011 and 2010, there were a net increase (decrease) amounting to $367, $(20,521) and $8,643, respectively; including foreign currency translation for $(671), $(3,911) and $1,331, respectively.

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012. The trial has been scheduled for several dates during 2012 and 2013. The Company does not anticipate that the trial hearings will conclude on the first semester of 2013.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At December 31, 2012, the non-current portion of the provision for contingencies includes $5,707 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company maintains a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

18.           Disclosures about fair value of financial instruments

As defined in ASC Topic 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.           Disclosures about fair value of financial instruments (continued)

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.           Disclosures about fair value of financial instruments (continued)

	Quoted Prices in
	Active Markets	Significant Other	Significant	Balance as of
	For Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012
Assets
Cash equivalents	$80,396	$-	$-	$80,396
Cross-currency interest rate swap	-	1,731	-	1,731
Total Assets	$80,396	1,731	-	$82,127
Liabilities
Cross-currency interest rate swap	$-	$5,397	$-	$5,397
Total equity return swap	-	3,952	-	3,952
Long-term incentive plan	-	11,811	-	11,811
Total Liabilities	$-	21,160	-	$21,160

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2012, the fair value of the Company’s short-term and long-term debt was estimated at $724,132, compared to a carrying amount of $652,170. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2012, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets recognized in Mexico, Puerto Rico and Peru and the impairment of goodwill recognized in Puerto Rico. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.           Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivables. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivables are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 21 for additional information pertaining to the Company’s Venezuelan operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2012	2011	2010
Revenues:
Brazil	$1,797,556	$1,890,824	$1,595,571
Caribbean division	273,467	267,701	260,617
NOLAD	384,041	355,265	305,017
SLAD	1,342,330	1,143,859	856,913
Total revenues	$3,797,394	$3,657,649	$3,018,118

Adjusted EBITDA:
Brazil	$240,954	$289,462	$250,606
Caribbean division	12,345	9,493	23,556
NOLAD	26,738	19,551	15,400
SLAD	150,520	121,475	83,998
Total reportable segments	430,557	439,981	373,560
Corporate and others (i)	(89,996)	(100,193)	(74,446)
Total adjusted EBITDA	$340,561	$339,788	$299,114

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2012	2011	2010
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$340,561	$339,788	$299,114

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(92,328)	(68,971)	(60,585)
Compensation expense related to the award right granted to our CEO	-	(2,214)	(16,392)
Gains from sale of property and equipment	3,328	7,123	5,299
Write-offs of property and equipment	(4,259)	(3,570)	(2,635)
Impairment of long-lived assets	(1,982)	(1,715)	(4,668)
Impairment of goodwill	(683)	(2,077)	-
Incremental compensation expense related to ADBV long-term incentive plan	-	(10,526)	(15,576)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(7,997)	(5,703)	-
Cash bonus related to the initial public offering	-	(1,382)	-
Operating income	236,640	250,753	204,557

(Less) Plus:
Net interest expense	(54,247)	(60,749)	(41,613)
Loss from derivative instruments	(891)	(9,237)	(32,809)
Foreign currency exchange results	(18,420)	(23,926)	3,237
Other non-operating (expenses) income, net	(2,119)	3,562	(23,630)
Income tax expense	(46,375)	(44,603)	(3,450)
Net income attributable to non-controlling interests	(256)	(271)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021

	For the fiscal year ended December 31,
	2012	2011	2010
Depreciation and amortization:
Brazil	$47,659	$44,503	$43,927
Caribbean division	14,044	11,982	11,733
NOLAD	26,628	25,670	23,197
SLAD	30,987	24,070	20,343
Total reportable segments	119,318	106,225	99,200
Corporate and others (i)	7,279	6,536	6,048
Purchase price allocation (ii)	(34,269)	(43,790)	(44,663)
Total depreciation and amortization	$92,328	$68,971	$60,585

Property and equipment expenditures:
Brazil	$133,734	$142,111	$70,017
Caribbean division	25,316	36,103	10,951
NOLAD	36,759	48,914	36,832
SLAD	96,328	90,150	53,602
Others	2,341	2,581	4,267
Total property and equipment expenditures	$294,478	$319,859	$175,669

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)
	As of December 31,
	2012	2011
Total assets:
Brazil	$921,003	$992,832
Caribbean division	264,527	259,633
NOLAD	419,545	381,840
SLAD	667,366	513,909
Total reportable segments	2,272,441	2,148,214
Corporate and others (i)	109,636	98,451
Purchase price allocation (ii)	(332,914)	(371,259)
Total assets	$2,049,163	$1,875,406

(i)     Primarily relates to corporate general and administrative expenses and assets as well as the results and assets of the Company’s operating distribution centers until March 16, 2011 (see Note 23 for details of the split-off). Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, collateral deposits and guarantee deposits.

(ii)            Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,176,350 and $1,023,180 at December 31, 2012 and 2011, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.           Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access to the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies could acquire, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar. As the Company has had access to this system since it was implemented, the Company has used the new regulated rate to remeasure transactions and balances denominated in local currency. See Note 27 for details of changes occurred after year-end. Before June 2010, the Company used an average exchange rate applicable to bond-based exchange transactions, which was 6.96 Bolívares Fuertes per U.S. dollar for the period from January 1, 2010 through May 31, 2010.

Revenues and operating income of the Venezuelan operations were $349,570 and $45,164, respectively, for fiscal year 2012; $278,639 and $31,789, respectively, for fiscal year 2011; and $184,657 and $18,699, respectively, for fiscal year 2010.

During fiscal years 2012, 2011 and 2010, the Company performed through its subsidiaries several transactions in promissory notes amounting to Bolivares Fuertes 119.7 million, 50.0 million and 20.0 million, respectively, pursuant to which it acquired $13,189, $5,535 and $2,409, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $9,382, $3,899 and $ 1,364 during fiscal years 2012, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.           Shareholders’ equity

Authorized capital

At December 31, 2010, the Company was authorized to issue a maximum of 400,000 shares, consisting of 240,000 class A shares and 160,000 class B shares with a par value of $1,000 each.

On February 22, 2011, effective as of March 8, 2011, the Company increased the maximum number of shares it is authorized to issue to an unlimited number of shares of no par value each.

On March 16, 2011, the Company limited the maximum number of shares it is authorized to issue to 500,000,000, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2010, the Company had issued and outstanding 234,000 class A shares and 156,000 class B shares, with a total value $377,546.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 23.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Net proceeds from the offering totaled $152,281.

As a result, at December 31, 2011 and 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

For both classes of shares, the statements of shareholders’ equity reflect the stock split retrospectively for all periods presented.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due. In addition, the 2019 Notes impose certain restrictions on the distribution of dividends as described in Note 11.

During fiscal years 2012, 2011 and 2010, the Company declared dividend distributions totaling $50,036, $50,027 and $40,000 respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.           Shareholders’ equity (continued)

Accumulated Other Comprehensive Income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2012, 2011 and 2010 and their related activity during the fiscal years then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balance at December 31, 2009	(128,021)	232	-	(127,789)
Current - period other comprehensive income	29,986	(861)	-	29,125
Balance at December 31, 2010	(98,035)	(629)	-	(98,664)
Current - period other comprehensive income	(50,307)	582	-	(49,725)
Balance at December 31, 2011	(148,342)	(47)	-	(148,389)
Current - period other comprehensive income	(8,125)	(1,094)	(1,213)	(10,432)
Balance at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)

23.           Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statements.

Presented below is supplemental information about the net assets of the Axis Business that were deconsolidated as a result of the split-off:
2011
Cash and cash equivalents	$35,425
Other receivables	33,506
Inventories	27,686
Prepaid expenses and other current assets	3,211
Property and equipment, net	10,190
Deferred income taxes	4,225
Accounts payable	(53,868)
Income taxes payable	(1,181)
Other taxes payable	(2,148)
Accrued payroll and other liabilities	(8,479)
Intercompany payable	(3,309)
Net book value	$45,258

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.           Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 22:

	For the fiscal year ended December 31,
	2012	2011	2010
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$114,332	$115,529	$106,021
Weighted-average number of common shares outstanding - Basic	209,529,412	215,420,271	241,882,966
Incremental shares from assumed exercise of stock options (a)	-	-	-
Incremental shares from vesting of restricted stock units	248,646	126,184	-
Weighted-average number of common shares outstanding - Diluted	209,778,058	215,546,455	241,882,966

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.55	$0.54	$0.44

(a)       Options to purchase 1,879,847 shares of common stock at $21.20 per share were outstanding during fiscal years 2012 and 2011; options to purchase 584,587 shares of common stock at $14.35 per share were outstanding during fiscal year 2012. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.           Related party transactions

As discussed in Note 17, as security for the performance of the Company’s obligations under the MFAs, the Company maintains irrevocable standby letters of credit in favor of McDonald’s Corporation in an amount of $80 million, of which one in an amount of $65 million was issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which was a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

As discussed in Note 23, effective March 16, 2011, the Company’s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm’s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. During fiscal year 2012, Axis Distribution B.V. borrowed $7,000 from the Company in connection with this revolving agreement. The related receivable is included within “Miscellaneous”.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.           Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axis Business as of and for the fiscal years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011

Inventories	$-	$1,436
Prepaid expenses and other current assets	-	7,150
Accounts and notes receivables	1,999	2,497
Other receivables	73,664	5,538
Miscellaneous	7,081	-
Accounts payable	5,514	15,311

The following table summarizes the transactions between the Company and the Axis Business for the fiscal years ended December 31, 2012 and 2011:

	Fiscal years ended December 31,
	2012	2011(i)

Food and paper (ii)	$321,413	$320,020
Occupancy and other operating expenses	9,795	10,970
Other operating income	1,480	-

(i)	Includes nine months of operations as a result of the Split-off described in Note 23.

(ii)
Includes $41,853 of logistics service fees and $279,560 of suppliers purchases managed through Axis for fiscal year ended December 31, 2012; and $26,628 and $293,392, respectively, for fiscal year ended December 31, 2011.

In addition, as of December 31, 2012 and 2011 the Company maintained guarantee deposits for the benefit of certain of Axis’ suppliers in the amount of $2,292 and $16,100, respectively, consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of December 31, 2012 the Company had notes receivable, other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $5,123, $2,763 and $2,689, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	-	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185
Year ended December 31, 2011:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,794	$1,931	$(52)	$(283)	$6,390
Valuation allowance on deferred tax assets	220,182	-	(20,962)	24,555	223,775
Reported as liabilities:
Provision for contingencies	64,347	53,869	(48,607)	(4,573)	65,036
Total	$289,323	$55,800	$(69,621)	$19,699	$295,201

Year ended December 31, 2010:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,125	$937	$(2,636)	$368	$4,794
Valuation allowance on deferred tax assets	298,776	-	(91,416)	12,822	220,182
Reported as liabilities:
Provision for contingencies	86,931	67,074	(89,487)	(171)	64,347
Total	$391,832	$68,011	$(183,539)	$13,019	$289,323

(i)	Additions in provision for contingencies are explained as follows:

Fiscal year 2012 – Relate to the accrual of $15,897, and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

Fiscal year 2011 - Relate to the accrual of $32,345 and to a decrease in judicial deposits for $21,524 as disclosed in Note 17.

Fiscal year 2010 - Relate to the accrual of $74,838, which was offset by $7,764 mainly related to the change in the balance of contingencies included in the amnesty program. See Note 17 for details.

(ii)	Deductions in valuation allowance in deferred tax assets are charged to income tax expenses.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2012 – Correspond to the decrease in the provision as a result of entering into an amnesty program for $28,428, to settlements totaling $27,420 and to reclassifications amounting to $1,163, as discussed in Note 17.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Valuation and qualifying accounts (continued)

Fiscal year 2011 – Correspond to the settlements and reductions discussed in Note 17, as well as to an increase in judicial deposits for $4,914.

Fiscal year 2010 – Correspond to the decrease in the provision as a result of the amnesty program, other settlements and the net increase in judicial deposits as discussed in Note 17.

27.           Subsequent events

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela become part of the Caribbean division with headquarters located in Colombia. Therefore, as from the beginning of the year, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, Colombia and Venezuela. In accordance with ASC 280 Segment Reporting, the Company will report the results of the revised structure of its geographical divisions on its segment financial reporting beginning in the first quarter of fiscal year 2013.

On January 10, 2013, the Company paid interests related to 2016 Notes amounting to $16,944.

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company will purchase a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per U.S. dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per U.S. dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per U.S. dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively. The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payable resulting from the forecasted purchases (hedges over 70.0% of the forecasted purchases in Colombia between February and June 2013; over 56.7% of the forecasted purchases in Chile between April and December 2013; over 50.0% of the forecasted purchases in Peru between February and December 2013; and over 49.4% of the forecasted purchases in Uruguay between March and December 2013). The effect of the hedge will result in fixing the cost of goods acquired (i.e. the net settlement or collection will adjust the cost of inventory paid to the supplier).

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, the Bolívares Fuertes, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes per U.S. dollar to 6.30 Venezuelan Bolívares Fuertes per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency as described in Note 21, was eliminated. As a result of this devaluation and if the Company concludes that the new official exchange rate of 6.30 Venezuelan Bolívares Fuertes per U.S. dollar is the rate applicable for remeasurement purposes, the Company would recognize a foreign currency loss and a reduction of net monetary assets of approximately $14.1 million in the first quarter of 2013. The Company will reassess the exchange rate applicable for remeasurement purposes in Venezuela at the date of the 2013 first quarter financial statements based on any new available information. ASC 830, Foreign Currency Matters, states that a reporting entity’s financial statements should not be adjusted for a rate change that occurs after the date of the reporting entity’s financial statements, therefore this devaluation did not impact Company’s fiscal year 2012 results of operations, financial position, or cash flows. There are uncertainties regarding the impact the elimination of SITME could have on Venezuelan economy and complementary regulations the Venezuelan government could issue in the near future, and as such about the potential impact on the Company´s Venezuelan operations.

In February 2013, the Company performed several transactions in promissory notes amounting to Bolivares Fuertes 41.0 million, pursuant to which it acquired $1,955. As a result of these transactions, the Company recognized an exchange loss amounting to $4,553.